GOLDMAN, SACHS & CO.

CREDIT SUISSE SECURITIES (USA) LLC

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

October 15, 2013

Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549
Attention:	Erin Jaskot Jay Ingram
Nudrat Salik
Rufus Decker

RE:	SolarCity Corporation
Registration Statement on Form S-1 (File No. 333-189404)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join in the request of SolarCity Corporation (the “Registrant”) for the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”), relating to a public offering of the Registrant’s Convertible Senior Notes due 2018, so that the Registration Statement may be declared effective at 4:01 p.m. (Eastern Time), on October 15, 2013, or at such later time as may be orally requested.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, we hereby advise you that copies of the preliminary prospectus, dated October 11, 2013, have been distributed as follows:

No. of Copies
Copies to investors	3,516
Copies to others	0

Total	3,516

Securities and Exchange Commission

October 15, 2013

The undersigned, as Representatives of the several underwriters, hereby represent on behalf of the underwriters that the underwriters have and will, and each underwriter and dealer has advised the undersigned that it has and will, comply with Securities and Exchange Commission Release No. 33-4968 of the Securities Act and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-proposed offering.

[Signature page follows]

Very truly yours,

Goldman, Sachs & Co.

Credit Suisse Securities (USA) LLC

Merrill Lynch, Pierce, Fenner & Smith Incorporated

    as Representatives of the several Underwriters

GOLDMAN, SACHS & CO.

and on behalf of MERRILL LYNCH, PIERCE, FENNER & SMITH

        INCORPORATED

By:	/s/ Adam Greene
Name: Adam Greene
Title: Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Elena Savostianova
Name: Elena Savostianova
Title: Director

[Signature Page to Notes Acceleration Concurrence]